Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2006	2005	2006	2005

Income from continuing operations before income taxes	$220,573	$185,395	$433,929	$393,326
and minority interest

Add:
Interest expense	56,833	46,024	112,193	89,385
Portion of rents representative
of the interest factor	11,769	13,450	23,450	27,380
Amortization of capitalized
interest	243	367	486	736

Income as adjusted	$289,418	$245,236	$570,058	$510,827

Fixed charges:
Interest expense	$56,833	$46,024	$112,193	$89,385
Portion of rents representative
of the interest factor	11,769	13,450	23,450	27,380
Minority interest, excluding taxes, in the
income of subsidiary with fixed charges	5,748	3,776	10,117	6,785

Total fixed charges	$74,350	$63,250	$145,760	$123,550

Ratio of earnings to fixed charges	3.89	3.88	3.91	4.13

(1)	The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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